Exhibit 1
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For Immediate Release                                           20 December 2007


                              WPP GROUP PLC ("WPP")

                  Added Value Group acquires Cheskin in the US


WPP announces that its wholly-owned operating company Added Value Group, the brand development and marketing insight agency, has acquired the entire issued share capital of Cheskin ("Cheskin"), a leading consulting firm in the US, with expertise in innovation and design strategy, a strong presence in the technology sector and in-depth understanding of US Hispanic markets.

Founded in 1946, Cheskin is based in CityRedwood Shores, California, with offices in New York and Seattle and employs 51 people. Cheskin's clients range from technology and finance companies to consumer goods and professional services, and include Microsoft, Del Monte, Visa, eBay and Wal-Mart.

Cheskin's unaudited revenues for the year ended 31 December 2006 were US$16.1 million, with gross assets at the same date of US$3.9 million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors.


Contact:
Feona McEwan, WPP                             T +44 (0)20 7408 2204
www.wpp.com
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